1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE

COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No.8, Li-Hsin Rd. 6,

Hsin-chu Science Park

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date:April 30, 2004	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer

Taiwan Semiconductor Reports

17% Increase in Sequential EPS

Hsin-Chu, Taiwan, R.O.C., April 30, 2004 — Taiwan Semiconductor Manufacturing Company, Ltd. said today that it expects 2004 will set new records for revenue and net income. Revenues from the first quarter ended March 31, 2004 reached NT$57.51 billion while net income and fully diluted earnings per share came to NT$18.79 billion and NT$0.93 per share (US$0.14 per ADS unit), respectively.

On a sequential basis, first quarter results, which were published on Tuesday, represented a 0.5% decrease in revenue, a 17.4% increase in net income and fully diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

Despite a 4.0% increase in wafer shipments, a 3.2% decline in wafer average selling price (ASP) combined with a 1.5% weaker U.S. dollar exchange rate brought first quarter revenue to a level similar to 4Q03. Gross Margin for the quarter improved slightly to 39.5% from 39.3% in the previous quarter due to higher utilization levels. Net Margin for the quarter improved substantially to 32.7% compared to 27.7% previously.

Lora Ho, TSMC vice president and chief financial officer, said “TSMC’s first quarter marks the beginning of a year where we believe TSMC will once again deliver record-breaking financial performance in terms of both top-line and bottom-line results.”

Ho also said that, based upon the current business outlook, management’s expectations for second quarter 2004 performance are:

•	Wafer shipments to increase by close to 10 percent sequentially;

•	ASP to improve by a low single digit percentage point sequentially;

•	Overall utilization rate may exceed 105 percent;

•	Gross profit margin will jump a few points;

•	Revenues from advanced technologies (defined as 0.13 um and below) to exceed 25% of wafer sales;

•	Demand to increase strongly in the Consumer segment, modestly for the Communication segment, but decline modestly in the Computer segment.

Conference Call & Webcast Notice:

TSMC’s quarterly review conference call will be held at 8 A.M. Eastern Time (8 P.M. Taiwan Time) on Friday, April 30, 2004. The conference call will also be webcast live on the Internet. Investors wishing to access the live webcast should visit TSMC’s web site at http://www.tsmc.com at least 15 minutes prior to the broadcast. Instructions will be provided on the website to facilitate the download and installation of necessary audio applications. Investors without Internet access may listen to the conference call, in listen only mode, by dialing 1-303-262-2075 in the U.S. and 852-3009-3050 in other locations (Password: TSMC). An archived version of the webcast will be available on TSMC’s web site for six months following the Company’s quarterly review conference call and webcast.

April 30, 2004	Taiwan Semiconductor Manufacturing Company	Page 1 of 2

Profile

TSMC (TAIEX: 2330, NYSE: TSM) is the world’s largest dedicated semiconductor foundry, providing the industry’s leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and a joint-venture fab (SSMC). TSMC’s 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC’s corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

Safe Harbor Notice:

The statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC’s current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC’s foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC’s ability to remain a technological leader in the semiconductor industry; TSMC’s ability to manage its capacity; TSMC’s ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC’s actual results to differ materially from TSMC’s forward-looking statements may be found in TSMC’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission (the “SEC”) on June 23, 2003, TSMC’s registration statement on Form F-3, filed with the SEC on October 21, 2003, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT IN TAIWAN

Elizabeth Sun/ Julie Chan / Eric Chiang

Investor Relations Division

TSMC

invest@tsmc.com

886-3-568- 2085/ 2080/ 2087

Corporate Headquarters: Taiwan Semiconductor Manufacturing Company, Ltd. Fab 12 No. 8, Lin Hsin Road 6, Hsinchu Science Park, Hsin-Chu 300, Taiwan, R. O. C. Tel: 886/3/563-6688 http://www.tsmc.com

(Management Report and Tables Follow)

April 30, 2004	Taiwan Semiconductor Manufacturing Company	Page 2 of 2

FOR IMMEDIATE RELEASE

1Q04	Quarterly Management Report April 30, 2004

	Operating Results Review:
CONTACT IN TAIWAN

Elizabeth Sun / Julie Chan / Eric Chiang Investor Relations Division TSMC invest@tsmc.com 886-3-568-2085/ 2080/ 2087	Summary
	(Amount in NT$ Bn except noted otherwise)	1Q04	4Q03	1Q03		QoQ		YoY

	EPS (NT$ per com. shr.)	0.93	0.79	0.21		17%		342%

Topics in This Report	(US$ per ADR unit)	0.14	0.12	0.03

• Revenue Analysis	Net Sales	57.51	57.78	39.33		0%		46%
	Gross Profit	22.73	22.71	10.39		0%		119%
• Utilization & Capacity	Operating Expense Non-Operating Items	(5.19 0.90)	(6.08 0.94)	(4.19 (2.02	) )	-15 -5	% %	24 144	% %
	Net Income	18.79	16.00	4.36		17%		331%
• Profit & Expense Analysis	Wafers Shipped (kpcs 8”-equiv.)	1,172	1,127	694		4%		69%
	Capacity Utilization	105%	101%	69%
• Financial Condition Review	Net Profit Margin	32.7%	27.7%	11.1%

• Cash Flow & CapEx	Remarks:

• Recap of Recent	EPS of NT$0.93 for 1Q04 represents a 17% increase compared with 4Q03.
Important Events & Announcements	The operating results of 1Q04 are summarized below:

Net sales of NT$57.5 billion remained almost even with 4Q03, resulting from a 4% increase in wafer shipments, a 3.2% decrease in wafer ASP, and an unfavorable foreign exchange.

Gross profit improved sequentially to NT$22.7 billion driven by higher capacity utilization. Gross margin improved to 39.5% from 39.3% in 4Q03.

Operating expenses of NT$5.2 billion decreased 14.7% sequentially. Lower research and development expenditures were the main reason behind the decrease. R&D expenditures in the latest quarter returned to a level of roughly 5% of net sales, absent a one-time royalty payment related to the development activities in 65 nm technologies, which occurred in 4Q03.

Net gain from non-operating items amounted to NT$895 million, representing a NT$48 million decline on a sequential basis. During 1Q04 operating performance by TSMC’s subsidiary/affiliates improved, and hedging costs were lower. However, the Company did not realize any capital gains from the disposal of venture capital equity investments during the quarter as it did previously.

Income before tax rose 4.9% sequentially to NT$18.4 billion. Provision for tax expense was NT$2.3 billion, and the Company booked a NT$2.7 billion investment tax credit. TSMC’s 1Q04 net income increased 17.4% to NT$18.8 billion while net margin improved to 32.7% from 27.7% sequentially.

Taiwan Semiconductor Manufacturing Company, Ltd.
April 30, 2004				Page 2

I. Revenue Analysis

I-1. Wafer Sales Analysis				Revenue Analysis:

By Application	1Q04	4Q03	1Q03

Net sales of NT$57.5 billion were 0.5% lower than the NT$57.8 billion recorded in 4Q03. The sequential change in TSMC net sales was attributable to 4.0% higher wafer shipments, offset partially by 3.2% lower average selling price in U.S. dollar terms and a 1.5% appreciation in NT dollar.

Communication applications continued to drive revenue during the quarter, while Consumer applications revenue also increased. Computer applications were impacted by a seasonal decrease in demand.

Demand from advanced technologies, defined as 0.13-micron and below, strengthened in 1Q04. Revenue from advanced technology wafers improved to 20% from 18% of the Company’s total wafer sales in the quarter.

Revenue from the IDM segment strengthened to 30% of wafer sales during the quarter versus 29% in 4Q03.

On a geographical basis, the weightings for Asia and European markets improved while the percentage of Japanese sales declined.

Revenue contributed by TSMC’s subsidiary/affiliates amounted to nearly 13% (NT$7.4 billion) of net sales during the quarter versus 12% (NT$7.2 billion) in 4Q03.

Computer	32%	35%	41%

Communication	45%	42%	38%

Consumer	17%	17%	13%

Industrial/Others	4%	4%	6%

Memory	2%	2%	2%

By Technology	1Q04	4Q03	1Q03
0.13um-	20%	18%	11%

0.15um	17%	17%	21%

0.18um	27%	28%	21%

0.25um	18%	20%	24%

0.35um+	11%	10%	12%

0.50um+	7%	7%	11%

By Customer Type	1Q04	4Q03	1Q03
Fabless	69%	71%	68%

IDM	30%	29%	32%

System	1%	0%	0%

By Geography	1Q04	4Q03	1Q03
North America	74%	75%	76%

Asia Pacific	13%	12%	13%

Europe	7%	5%	5%

Japan	6%	8%	6%

				ASP Trend:
				Average selling price in U.S. dollars declined 3.2% sequentially, albeit at a slower rate than that of the previous quarter. The price erosion occurred as TSMC continued to honor previous commitments.

Taiwan Semiconductor Manufacturing Company, Ltd.

April 30, 2004

II. Utilization & Capacity
				Utilization Rate: Overall capacity utilization improved to 105% in the latest quarter from 101% in 4Q03. This increase reflected sequential business improvement experienced in the first quarter.

II-2. Capacity

Capacity:

Total TSMC managed capacity in 1Q04 was 1,070K 8-inch equivalent wafers, representing 0.3% sequential growth.

While the majority of TSMC fabs conducted annual maintenance in 1Q04, managed capacity was 3K higher than the previous quarter.

Overall installed capacity for 2004 is now expected to be 4.8 million 8-inch equivalent wafers, representing 19% year-on-year growth, while 12-inch wafer capacity will increase by about 130%.

Fab/(Wafer size)	4Q03 (Act.)	1Q04 (Act.)	2Q04 (Est.)

Fab-2 (6”)[1]	227	217	228

Fab-3 (8”)	213	208	221

Fab-5 (8”)	112	106	116

Fab-6 (8”)	183	187	192

Fab-7 (8”)	35	51	35

Fab-8 (8”)	189	182	202

Fab-12 (12”)[2]	40	43	50

TSMC-owned capacity 8”-equivalent Kpcs	949	953	1,004

Wafer Tech (8”)	89	88	88

SSMC (8”)	29	29	33

Total TSMC-managed 8”-equivalent Kpcs	1,067	1,070	1,125

Note: 1. Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is by dividing this number by 1.78
2. Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is by multiplying this number by 2.25

Taiwan Semiconductor Manufacturing Company, Ltd.
April 30, 2004	Page 4

III. Profit & Expense Analysis

III - 1. Gross Profit Analysis

Gross Profit Analysis:

Gross profit increased marginally to NT$22.7 billion. Despite an unfavorable exchange rate, gross margin improved slightly to 39.5% from 39.3% in 4Q03. The increase in gross margin was primarily due to higher capacity utilization.

Excluding wafers manufactured by TSMC’s subsidiaries/affiliates, the gross margin from TSMC’s own manufacturing activities improved slightly to 44.3% during the quarter.

Operating Expenses:

Operating expenses decreased 15% sequentially to NT$5.19 billion. Selling, general and administrative expenses increased 15% due to business activity growth, while Research and Development expenses decreased 29% sequentially. Absent a one-time payment on royalties related to the development activities in 65 nm technologies which occurred in 4Q03, the R&D expenditures in the latest quarter returned to a level about 5% net sales. Total operating expenses amounted to 9.0% of net sales, compared with 10.5% in 4Q03.

Non-Operating Items:

Combined Non-operating Items represented a gain of NT$895 million in 1Q04 compared with a gain of NT$943 million in 4Q03. Net Non-operating Income of NT$92 million in the latest quarter was primarily attributed to lower hedging costs, vendor reimbursements and proceeds from selling equity shares of a certain listed company. A long-term investment gain of NT$803 million resulted from the general improvement of business operations at TSMC’s subsidiaries/affiliates, meanwhile, the Company did not realize any capital gains from the disposal of venture capital equity investments as it had in 4Q03.

(Amount NT$ Billion)	1Q04	4Q03	1Q03	QoQ	YoY
COGS	34.8	35.1	28.9	-1%	20%
Depreciation	13.4	13.9	13.7	-3%	-2%
Other MFG Cost	21.4	21.2	15.2	1%	40%
Gross Profit	22.7	22.7	10.4	0%	119%
Gross Margin
-TSMC	39.5%	39.3%	26.4%
-TSMC w/o affiliates	44.3%	44.2%	28.8%

III- 2. Operating Expense Analysis
(Amount NT$ Billion)	1Q04	4Q03	1Q03	QoQ	YoY
Total Operating Exp.	5.19	6.09	4.19	-15%	24%
SG&A	2.33	2.03	1.68	15%	39%
Research & Development	2.86	4.06	2.51	-29%	14%

III - 3. Non-Operating Items
(Amount NT$ Mn)	1Q04	4Q03	1Q03	QoQ	YoY
Non-Operating Income/(Exp.)	92	(193)	(499)	148%	119%
Net Interest Income/(Exp.)	(74)	(14)	(311)	-415%	76%
Other Non-Operating	166	(178)	(187)	193%	189%

L-T Investments	803	1,135	(1,516)	-29%	153%
WaferTech*	817	549	(619)	49%	232%
SSMC	145	131	(276)	11%	153%
Vanguard	323	99	(208)	226%	255%
Miscellaneous	(483)	356	(413)	-236%	-17%

*Operation results only; does not include amortization of impaired assets.

Taiwan Semiconductor Manufacturing Company, Ltd. April 30, 2004				Page 5
IV. Financial Condition Review

IV - 1. Liquidity Analysis
(Amount: NT$ Billion)	1Q04	4Q03	1Q03
Cash & S-T Investments	126.3	110.8	67.4

Liquidity Analysis:

Total current assets were NT$17.2 billion higher on a sequential basis, mainly due to higher levels of cash and short-term investments. Meanwhile, accounts payable increased by NT$7.54 billion to NT$33.1 billion, driven by an increase in capital equipment purchasing. As a result, the Company’s current ratio declined to 4.6x as compared to 5.2x previously.

Net working capital of NT$137.6 billion was NT$9.6 billion greater than that in the previous quarter, reflecting stronger operating cash flows.

Accounts Receivable	27.2	25.8	17.6
Inventory	11.0	10.9	10.2
Total Current Assets	175.7	158.5	103.0

Accounts Payable	33.1	25.5	20.3
Total Current Liabilities	38.1	30.5	20.3

Current Ratio (x)	4.6	5.2	5.1

Net Working Capital	137.6	128.0	82.6

Receivable/Inventory Days Trend:

Turnover of receivables grew slightly to 42 days revenue compared to 40 days in the previous quarter.

Inventories amounted to an equivalent of 37 days of cost-of-goods-sold, roughly the same as the previous quarter.

IV - 3. Debt Service
(Amount: NT$ Billion)	1Q04	4Q03	1Q03
Cash & S-T Investments	126.3	110.8	67.4

Debt Service:

Net cash reserves increased significantly by NT$15.5 billion to NT$91.3 billion in 1Q04, reflecting TSMC’s consistently strong operating cash flows.

Interest-bearing debt remained unchanged at NT$35.0 billion.

Interest-Bearing Debt	35.0	35.0	35.0
Net Cash Reserves	91.3	75.8	32.4

Taiwan Semiconductor Manufacturing Company, Ltd April 30, 2004	Page 6

V. Cash Flow & CapEx				Summary of Cash Flow:

V-1. Cash Flow Analysis

During 1Q04, TSMC generated NT$32.7 billion operating cash inflow mainly from net income and depreciation.

Net cash used in investing activities totaled NT$23.9 billion, including acquisitions of fixed assets in the amount of NT$16.4 billion and increases in short-term investments of NT$7.3 billion, mainly for purchasing government bonds. Under a share buyback program, the Company had spent NT$0.5 billion in the latest quarter. This and the return of guarantee deposits to a few customers constituted the NT$0.6 billion net financing uses.

TSMC ended the quarter with NT$15.5 billion more cash and short-term investments. Cash increased by NT$8.2 billion while short-term investments went up by NT$7.3 billion sequentially.

Operating Cash Flow Trend:

Operating cash flow of NT$32.7 billion was 4% higher than the previous quarter, largely due to higher net income.

Capital Spending:

TSMC’s capital expenditures during the quarter totaled US$489 million, 31% higher than the previous quarter. Most of the spending was for 12-inch capacity ramp-up in Fab 12 and Fab 14.

TSMC remains fully committed to providing capacity that meets both the fabrication and technological needs of its customers. 2004 planned capacity is 4.8 million wafers at 8-inch equivalent, resulting in 19% year-over-year growth.

(Amount in NT$ Billion)	1Q04	4Q03	1Q03
Net Income	18.8	16.0	4.4
Depreciation & Amortization	15.1	15.5	15.4
Other Op Sources/(Uses)	(1.2)	(0.0)	0.4
Total Op Sources/(Uses)	32.7	31.5	20.1

Capital Expenditure	(16.4)	(12.8)	(9.1)
Short Term Investment	(7.3)	(0.9)	0.0
Long Term Investment	(0.2)	(2.0)	(1.0)
Other Investing Sources/(Uses)	(0.1)	(0.2)	(0.3)
Net Investing Sources/(Uses)	(23.9)	(15.9)	(10.3)

Treasury Stock	(0.5)	0.0	0.0
Corporate Bond	0.0	0.0	(4.0)
Other Financing Sources/(Uses)	(0.1)	(0.1)	0.0
Net Financing Sources/(Uses)	(0.6)	(0.1)	(4.0)

Net Cash Position Changes	8.2	15.6	5.8

V-3. Capital Commitment and Capacity Highlights
• Actual 1Q04 capital expenditure: US$489 million.
• Estimated 2004 capacity (excluding VIS): to be above 4.8 million wafers at 8”-equivalent, 19% growth year-over-year.

Taiwan Semiconductor Manufacturing Company, Ltd.

April 30, 2004	Page 7

VI. Recap of Recent Important Events & Announcements

•        TSMC to Supply Products and Services for Future Microsoft Game Consoles (2004/04/06)

•        TSMC Board of Directors Approves Share Buyback Plan (2003/03/23)

•        Qualcomm and TSMC Collaborate on 90nm Low-Power Process for Wireless Applications (2004/03/10)

•        nVidia Adopts TSMC’s 0.11-micron Technology (2004/02/25)

•        TSMC Board of Directors Proposes NT$2.0 Dividend Including NT$1.4 Stock and NT$0.6 Cash Dividend (2004/02/17)

•        TSMC Celebrates Two Generations of Low-k Production on 0.13-micron and 90nm (2004/02/05)

•        TSMC’s Low-k Technology Goes Mainstream (2004/02/03)

Please visit TSMC's Web site (http://www.tsmc.com) for details about these and other announcements.

TSMC 2004 First Quarter Results Investor Conference April 30th, 2004

P. 1 TSMC IR Apr. 2004

Lora Ho Morris Chang

Agenda

Welcome 1Q’04 Financial Results (unconsolidated) Remarks Q&A z z z z

TSMC IRD P. 2 Apr-04,

Safe Harbor Notice TSMC’s statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed Form F-3, filed with the SEC on October 21, 2003, and such other documents as TSMC may file with, or submit to, the SEC any forward-looking statement, whether as a result of new information, future events, or otherwise. with the United States Securities and Exchange Commission (the “SEC”) on June 23, 2003, TSMC’s registration statement on from time to time. Except as required by law, we undertake no obligation to update z z z

TSMC IRD P. 3 Apr-04,

1Q’03 Amount 39.33 4.36 0.21 67.45 35.00 299.88 694 69% 5.9% 4Q’03 Amount 57.78 16.00 0.79 110.85 35.00 329.21 1,127 101% 19.9% 1Q’04 Result Highlights 1Q’04 Amount 57.51 18.79 0.93 126.34 35.00 346.59 1,172 105% 22.2% Net Sales Net Income EPS (NT$) Cash and S-T Investment Interest-bearing Debt Shareholders’ Equity Wafers Shipped (Kpcs) Utilization (%) ROE (%) * Annualized ROE for the quarter.

Amount:NT$Billion *

TSMC IRD P. 4 Apr-04,

0% -1% 0% -15% 5% 148% -29% 5% 123% 17%

QOQ        %

% 100.0% -60.7% 39.3% -10.5% 28.8% -0.3% 2.0% 30.4% -2.7% 27.7%

Comparison 4Q’03 57.78 (35.07) 22.71 (6.08) 16.63 (0.19) 1.14 17.57 (1.57) 16.00 0.79

Amount

QoQ % 100.0% -60.5% 39.5% -9.0% 30.5% 0.2% 1.4% 32.1% 0.6% 32.7%

1Q’04 57.51 (34.78) 22.73 (5.19) 17.54 0.09 0.80 18.44 0.35 18.79 0.93

Amount

100.0% -55.8% 44.2% 4Q’03 50.6 (28.2) 22.4 100.0% -55.7% 44.3% 1Q’04

Income Statement - TSMC w/o Affiliates 50.1 (27.9) 22.2

NT$Billion Net Sales COGS Gross Profit Amount:NT$Billion Net Sales COGS Gross Profit Operating Expense Operating Income Net Non-operating Income (Exp.) Investment Income (Loss) Income before Tax Income Tax Credit (Exp.) Net Income EPS (NT$) P. 5

TSMC IRD Apr-04,

4Q’03 17.57 1.14 16.43 (3.17) 1.60 (1.57) 19%

1Q’04 18.44 0.80 17.63 (2.31) 2.67 0.35 13%

Income Tax Analysis * 2004 Provisional Tax Rate is expected to be about 13% 2003 Provisional Tax Rate was about 18%

• • The Provisional Tax Rate is calculated by dividing Provisional Tax Expense by Income before Tax & Investment

Amount:NT$Billion Income before Tax Investment Income/(Loss) Income before Tax & Investment Provisional Tax Expense Investment Tax Credit & Other Adj. Reported Income Tax Credit/(Expense) Provisional Tax Rate *

TSMC IRD P. 6 Apr-04,

46% 20% 119% 24% 183% 118% 153% 341% 99% 331%

YOY        %

% 100.0% -73.6% 26.4% -10.7% 15.8% -1.3% -3.9% 10.6% 0.5% 11.1%

Comparison 1Q’03 39.33 (28.94) 10.39 (4.19) 6.20 (0.50) (1.52) 4.18 0.18 4.36 0.21

Amount

YoY % 100.0% -60.5% 39.5% -9.0% 30.5% 0.2% 1.4% 32.1% 0.6% 32.7%

1Q’04 57.51 (34.78) 22.73 (5.19) 17.54 0.09 0.80 18.44 0.35 18.79 0.93

Amount

100.0% -71.2% 28.8% 1Q’03 35.1 (25.0) 10.1 100.0% -55.7% 44.3% 1Q’04

Income Statement - TSMC w/o Affiliates 50.1 (27.9) 22.2

NT$Billion Net Sales COGS Gross Profit Amount:NT$Billion Net Sales COGS Gross Profit Operating Expense Operating Income Net Non-operating Income (Exp.) Investment Income (Loss) Income before Tax Income Tax Credit (Exp.) Net Income EPS (NT$) P. 7

TSMC IRD Apr-04,

19% 5% 3% 28% 6% 10% 83%

% 100%

1Q’03 Amount 363.3 67.4 17.6 10.2 103.0 20.3 35.0 299.9 42 38 5.1

28% 7% 3% 40% 8% 8% 83%

% 100%

4Q’03 40 36 5.2 Amount 396.4 110.8 25.8 10.9 158.5 30.5 30.0 329.2

30% 6% 3% 42% 9% 7% 82%

% 100%

1Q’04 42 37 4.6 Amount 421.0 126.3 27.2 11.0 175.7 38.1 30.0 346.6

*

Balance Sheet & Key Indices * Inventory Turnover Days * Turnover figures represent trailing averages of the previous four quarters.

Amount:NT$Billion Selected Items from Balance Sheet Total Asset Cash & S-T Investment Accounts Receivable Inventory Current Asset Current Liability L-T Debt Equity Key Indices A/R Turnover Days Current Ratio

TSMC IRD P. 8 Apr-04,

1Q’03 Amount 20.1 4.4 15.4 0.4 (10.3) (9.1) 0.0 (1.0) (0.3) (4.0) (4.0) 0.0 (0.0) 4Q’03 Amount 31.5 16.0 15.5 (0.0) (15.9) (12.8) (0.9) (2.0) (0.2) (0.1) 0.0 0.0 (0.1) Cash Flows 1Q’04 Amount 32.7 18.8 15.1 (1.2) (23.9) (16.4) (7.3) (0.2) (0.1) (0.6) 0.0 (0.5) (0.1) Amount:NT$Billion From Operation—Net Profit—Depreciation & Amort.—Other Op Sources/(Uses) From Investment—Capital Expenditure—S-T Investment—L-T Investment—Other Investing Sources/(Uses) From Financing—L-T Bond—Treasury Stock—Other Financing Sources/(Uses)

TSMC IRD P. 9 Apr-04,

0.13u- 20 17 27 18 11 7 1Q04

0.15u

18 17 28 20 10 7 4Q03

0.18u

19 20 27 19 8 7 3Q03

0.25u

0.35u 17 21 24 20 9 9 2Q03 0.50u+ 11 21 21 24 12 11 1Q03

Sales Breakdown by Technology 100% 75% 50% 25% 0%

TSMC IRD P. 10 Apr-04,

Others

4 2 17 45 32 1Q04

Memory

4 2 17 42 35 4Q03

Consumer 52 21 36 36 3Q03 Comm. 52 16 34 43 2Q03

Sales Breakdown by Application Computer 62 13 38 41 1Q03

100% 75% 50% 25% 0%

TSMC IRD P. 11 Apr-04,

6 7 13 74 1Q04

Japan

8 5 12 75 4Q03

Europe

8 5 11 76 3Q03

Asia

7 4 12 77 2Q03

US

Sales Breakdown by Geography 6 5 13 76 1Q03 This chart does not reflect the actual shipment destination of sales.

100% 75% 50% 25% 0% Note:

TSMC IRD P. 12 Apr-04,

1 30 69 1Q04

System

0 29 71 4Q03

IDM 1

26 73 3Q03 Fabless 1 26 73 2Q03

Sales Breakdown by Customer 0 32 68 1Q03

100% 75% 50% 25% 0%

TSMC IRD P. 13 Apr-04,

100 50 0

(%)

Out Utilization 105 1Q04 101 4Q03 (LHS)

ASP

98 3Q03

88 2Q03

69 1Q03

66 4Q02

(RHS)

84 3Q02 Utilization

88 2Q02

Fab Utilization and ASP Trend Equiv. wafer 70 1Q02

“ US$)

( 2,000 1,000 0

Blended ASP / 8 TSMC IRD P. 14

Apr-04,

2Q04 (e) 228 221 116 192 35 202 50 1,004 88 33 1,125

Fab

1Q04 217 208 106 187 51 182 43 953 88 30 1,070

4Q03 227 213 112 183 35 189 40 949 89 29 1,067 Conversion to 8”-equivalent wafers is by dividing this number by 1.78. Conversion to 8”-equivalent wafers is by multiplying this number by 2.25.

Installed Capacity by Wafer Size 6” 8” 8” 8” 8” 8” 12” 8” 8” wafers. wafers.

2

1 Figures represent number of 6” Figures represent number of 12”

FAB Fab-2 Fab-3 Fab-5 Fab-6 Fab-7 Fab-8 Fab-12 TSMC-owned (8” Equivalent Kpcs) Wafer Tech SSMC Total TSMC-managed (8” Equivalent Kpcs) Note: 1 2

TSMC IRD P. 15 Apr-04,

Recap of Recent Major Events

- TSMC to Supply Products and Services for Future Microsoft Game Consoles (2004/04/06)
- TSMC Board of Director Approves Share Buyback Plan (2003/03/23)
- Qualcomm and TSMC Collaborate on 90nm Low-Power Process for Wireless Applications (2004/03/10)
- nVidia Adopts TSMC's 0.11 micron Technology (2004/02/25)
- TSMC Board of Directors Proposes NT$2.0 Dividend Including NT$1.4 Stock and NT$0.6 Cash Dividend (2004/02/17)
- TSMC Celebrates Two Generations of Low-k Production on 0.13-micron and 90 nm (2004/02/05)
- TSMC's Low-k Technology Goes Mainstream (2004/02/03)

Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

TSMC IRD
Apr-04, P. 16
Empowering Innovation

2Q04 Guidance Gross profit margin will jump a few points Revenues from advanced technologies (defined as 0.13 um and below) to exceed 25% of wafer sales

Wafer shipments to increase by close to 10 percent sequentially ASP to improve by a low single digit percentage point sequentially Overall utilization rate may exceed 105 percent Demand to increase strongly in the Consumer segment, modestly for Communication segment, but decline modestly in the Computer segment

P. 18 TSMC IR Apr. 2004

http://www.tsmc.com invest@tsmc.com

P. 19 TSMC IR Apr. 2004